UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
OK Stone Engineering, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 20, 2023

Physical address of issuer
2443 Impala Drive, Carlsbad CA 92024

Website of issuer
https://okstoneinc.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Is there a Co-issuer?
☐ Yes
☑ No

Name of intermediary through which the Offering will be conducted:
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

 CIK number of intermediary:
 0001705665

 SEC file number of intermediary:
 007-00115

 CRD number, if applicable, of intermediary:
 288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will receive a number of shares of Common Stock of the issuer that is equal to seven percent (7%) of the total number of shares of Common Stock sold by the issuer in the offering.

Type of security offered:
Common Stock

Target number of Securities to be offered:
19,230 shares of Common Stock

Price (or method for determining price):
$1.04 per share

Target offering amount:
$ 19,999.20

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount):
$3,431,554.88

Deadline to reach the target-offering amount:
January 26, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees:
The Company currently has no full-time employees and utilizes contractors on a regular basis.

Summary financial information is provided below for the period from the inception (April 20, 2023) of the Company to December 31, 2023 (most recent fiscal year end).

	For the Period from Inception (April 20, 2023) to December 31, 2023
Total Assets	$774,596.05
Cash & Cash Equivalents	$774,596.05
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income/Loss	-$890,657.37

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

OK Stone Engineering, Inc.

Offering of a

Target of 19,230 Shares of Common Stock
at $1.04 per Share ($19,999.20)

up to a

Maximum of 3,299,572 Shares of Common Stock
at $1.04 per Share ($3,431,554.88)

Address for Notices and Inquiries:

OK Stone Engineering, Inc.

Oren Klaff
Chief Executive Officer
2443 Impala Drive,
Carlsbad CA 92024
investors@okstoneinc.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

The date of this Offering Statement is May 30, 2024

OFFERING STATEMENT

OK Stone Engineering, Inc.



Offering of a

**Target of 19,230 Shares of Common Stock
at $1.04 per Share ($19,999.20)**

up to a

**Maximum of 3,299,572 Shares of Common Stock
at $1.04 per Share ($3,431,554.88)**

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$1.04	$0.0728	$0.9672
Minimum Shares of Common Stock Sold	$19,999.20	$1,399.944	$18,599.256
Maximum Shares of Common Stock Sold	$3,431,554.88	$240,208.842	$3,191,346.04

We are offering shares of our Common Stock at a price per share of $1.04. We are offering a minimum of 19,230 shares for $19,999.20 and up to a maximum of 3,299,572 shares for $3,431,554.88. The minimum investment that you may make is $500.24. We are offering the shares of our Common Stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1]   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $45,000.00 not including marketing costs. We are also required to issue to the Intermediary as additional

consideration a number of shares of our Common Stock equal to 7% of the shares sold in the offering.

(2) No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $19,999.20 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of Common Stock is sold, in one or more closings, and on or before January 26, 2025. If we do not raise the minimum amount offered by January 26, 2025, then we will return all funds received in the escrow account to investors without interest.

TABLE OF CONTENTS


**PAGE
NUMBER**


LIST OF EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Subscription Agreement
Exhibit C	Second Amended and Restated Certificate of Incorporation
Exhibit D	Certificate of Designation of Series A-3 Preferred Stock

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

OK Stone Engineering, Inc., which we refer to as OK Stone, the Company, we, or us, will utilize next-generation technologies to manufacture engineered quartz slabs used primarily in homes for countertops, kitchens, and bathrooms. We are offering shares of our Common Stock at a price per share of $1.04 with a minimum investment of $500.24 required. We are offering a minimum of $19,999.20 of our Common Stock and a maximum of $3,431,554.88 of our Common Stock.

We are offering shares of our Common Stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this offering statement constitutes "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the shares may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company or the Platform. Neither the delivery of this offering statement at any time nor any sale of shares under this offering statement will under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

We are responsible for the information contained in this offering statement. Certain market data and other statistical information contained in this offering statement are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this offering statement are also based on management's estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of our industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

TERM SHEET

Company	OK Stone Engineering, Inc., which we refer to as OK Stone, the Company, we, or us, is an early stage company formed to utilize next-generation technologies to manufacture engineered quartz slabs used primarily in homes for countertops, kitchens, and bathrooms.
Recent Developments	On January 26, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we launched the offering ("Series A-2 Offering") of up to 10,000,000 shares of our Series A-2 Preferred Stock for $0.75 per share. The shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C. The Series A-2 Preferred Stock has rights and preferences that are senior to the common stock. For example, the Series A-2 Preferred Stock enjoys a right to cumulative dividends at a rate of 4% per annum and a liquidation preference. We raised a total of $$2,415,036 and sold 3,220,045 shares of Series A-2 Preferred Stock. We closed the Series A-2 Offering on May 30, 2024. On January 26, 2024, we filed a Form C with the U.S. Securities and Exchange Commission relating to an offering (the "Previous Crowdfunding Offering") of up to 6,666,666 shares of our Common Stock for $4,999,999.50 at a price of $0.75 per share under Regulation Crowdfunding. We raised $1,568,444.25 and sold 2,091,259 shares of our Common Stock in the Previous Crowdfund Offering. We closed the Previous Crowdfunding Offering on April 29, 2024.
Use of Proceeds	We are seeking financing through the sale of the shares of our Common Stock (as described below under Securities Offered) in order to provide funding for general corporate purposes.
Securities Offered	Shares of Common Stock of our company for $1.04 per share in a minimum amount per investor of $500.24.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 19,230 shares of Common Stock or $19,999.20. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 3,299,572 shares of our Common Stock or $3,431,554.88.
Low Target Amount; No other funds may be Raised	The initial purchasers of our Common Stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $19,999.20 of securities. Once we raise the $19,999.20 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future.

	Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, the authorized capital stock of the Company is 800,000,000 shares, consisting of (i) 700,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which 100,751,313 shares are issued and outstanding; and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock"), of which (a) 10,000,000 shares are designated as Series A-1 Preferred Stock, of which 10,000,000 shares are issued and outstanding; (b) 10,000,000 shares are designated as Series A-2 Preferred Stock, of which 3,220,045 shares are issued and outstanding; and (c) 15,000,000 shares are designated as Series A-3 Preferred Stock, of which 0 shares are issued and outstanding. The Common Stock has voting rights, with each share entitled to one vote, and the Series A-1, A-2, and A-3 Preferred Stock have no voting rights.
Concurrent Regulation D Offering	Concurrent with this offering we are offering under Rule 506(c) of Regulation D shares of our Series A-3 Preferred Stock to accredited investors only at a price of $1.04 per share. The Series A-3 Preferred Stock has rights and preferences that are senior to the common stock being offered in this offering notwithstanding the fact that the price per share at which it is being offered is the same as the price per share at which common stock is being offered under this offering statement. For example, the Series A-3 Preferred Stock enjoys a right to cumulative dividends at a rate of 3% per annum and a liquidation preference.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.
Voting and Control	Holders of Common Stock are entitled to one vote per share of Common Stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board consists solely of Oren Klaff. The senior executives of the Company oversee the day-to-day operations of our Company subject to the board's oversight. Currently, Oren Klaff is serving as our Chief Executive Officer.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to: - If either their annual income or net worth is less than $107,000, then the greater of: $2,200 or 5 percent of the greater of their annual income or net worth. - If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth. The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $4,999,999.13.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is OK Stone Engineering, Inc. The issuer is a Delaware corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format.)

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Oren Klaff, Director   **Dates of Board Service: April 2023 - Present**

Mr. Klaff is a seasoned professional with over 20 years of experience in the financial markets. Throughout his career, he has successfully worked on financings exceeding $1 billion in private debt and equity. Mr. Klaff has provided capital markets services to private equity sponsors and privately owned corporations, collaborating closely with senior management at companies such as Symantec, Xerox, Veritas, Huntsman, Publicis and over 100 middle market private firms. His responsibilities have included preparing company materials containing quantitative analysis and capital formation content.

As the founder of Intersection Capital, Mr. Klaff specializes in structuring and executing equity financings that optimize capital investments from both a pricing and capitalization table standpoint. He possesses a strong aptitude for analyzing financial data for private transactions and has developed numerous assumption-driven financial models to support capital markets transactions. Currently, Mr. Klaff serves as the sole director, chairman and Chief Executive Officer, of the Company, a company he founded using his own capital resources. Additionally, he is a sought-after speaker, having shared his wealth of experience raising capital, executing sell-side transactions, and closing complex deals with audiences from Harvard Business Review, Google, Publicis, Xerox Park, Inc. Magazine, Advertising Age, and many other notable organizations. Mr. Klaff also holds a prominent position as a member of Geyser Holding's investment committee, where he has been a principal since 2006. During his tenure, he played a crucial role in the company's growth, overseeing sales, marketing, branding, product development, and business development.

Prior to his current ventures, Mr. Klaff served as a venture analyst and partner at several investment funds in the Los Angeles area. He is based in southern California, where he resides with his wife and young son. In his free time, Oren enjoys motorcycling and attending his son's hockey games.

Mr. Klaff's Business Experience for the Last Three Years

Employer: OK Stone Engineering, Inc.
Employer's Principal Business: manufacture of engineered quartz
Title: Chief Executive Officer and Sole Director
Dates of Service: April 20, 2023 - Present
Responsibilities: Sole board member and executive officer.

Employer: Intersection Capital, Inc.
Employer's Principal Business: Corporate Finance Advisory Services
Title: President
Dates of Service: 2-27-2010 – present
Responsibilities: Corporate Finance

Employer: Geyser Holding
Employer's Principal Business: Real Estate Acquisition
Title: Investment Committee Member
Dates of Service: 2004 – present
Responsibilities: Overseeing various business development aspects

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Oren Klaff, Chief Executive Officer   **Dates of Board Service: April 2023 - Present**

Biography listed above.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

NAME	NUMER OF SHARES	PERCENTAGE OF VOTING POWER PRIOR TO OFFERING
Oren Klaff	98,460,000	97.72%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

We were incorporated under the laws of the State of Delaware on April 20, 2023. Our goal is to utilize next-generation technologies to manufacture engineered quartz slabs used primarily in homes for countertops, kitchens, and bathrooms. We plan to enter into a joint venture relationship with Breton SA, or Breton, (although no agreements or understandings have been entered into to date, see also "Risk Factors", below), a leading Italian company in the field of manmade stone products and developer of a patented process that according to Breton is used to make nearly all the engineered stone produced across the world. Through such relationship, we will offer high-quality quartz slabs employing the latest transformative technology licensed from Breton SA. Based on market research,[1] familiarity with the industry and publicly available information, we believe there is an increasing demand for engineered quartz stone that is not currently being met by current domestic producers.



---

[1] Androit Market Research - *Engineered Stone Market By Product Type (Quartz, Marble, Others), By Application (Kitchen Countertops, Bathroom Vanity Tops, Flooring, Wall Cladding, Others) and By Region Forecast to 2030*, September 2022.

Source: *Engineered Stone Market Size, Share & Trends Analysis Report By Product (Tiles, Blocks & Slabs), By Application (Countertops, Flooring), By Region (North America, Asia Pacific), And Segment Forecasts, 2021 – 2028*, Report by Grandview Research.

We believe the current void is being filled with foreign product that has come under increasing scrutiny for unfair trade practices[2] giving rise to the potential of future import tariffs. Furthermore, quartz slabs can pose a significant safety issue during the fabrication process (as discussed below) and domestic manufacturers have encountered periodic problems in the sourcing of raw materials that have adversely impacted traditional engineered quartz stone.

The Company intends to produce slabs that will solve these problems. OK Stone plans to be the first company in the U.S. to employ new transformative manufacturing technologies for quartz stone, developed by Breton, which slabs are expected to be sold through the existing network of stone distributors that supply the home building industry. This new technology is expected to make OK Stone's slabs safer for industry workers, and are less expensive to manufacture than the current quartz slabs being produced domestically (as discussed below), which is expected to provide the Company with a significant competitive advantage over existing manufacturers.

Market Analysis

U.S. countertop demand has been rapidly growing and increased by 67% from 2016 to 2021[3], with manufactured or engineered stone outpacing other countertop types. The demand for quartz countertops is increasing due to the growing popularity of quartz stone and its many benefits over natural stone. Engineered quartz stone is a manmade product from natural resources that is nonporous, can be produced with a uniform texture, design and color, is resistant to scratches, heat and stains, can be easily cleaned, and lasts for numerous years. Due to these benefits, together with its aesthetic appeal and resistance to the growth of bacteria, maintaining a hygienic environment for kitchens and baths, engineered quartz stone is experiencing rapid adoption. We believe the benefits of engineered quartz stone, discussed above, far outweigh those of natural stone. According to Androit Market Research, the global engineered stone market is increasingly outpacing the natural stone market and is expected to grow at a compounded annual growth rate of 5.2% from 2021 to 2030, reaching $34.2 billion[4].

Potential Partnership with Breton

Breton, a leading Italian company in the field of manmade stone products, has developed a patented process that is used to make nearly all of the engineered stone produced across the world. Engineered stone is a popular choice for household applications, such as vanities, kitchen countertops, walls, and flooring due to its elegant appearance.

Along with its relatively lower cost, it offers considerable longevity compared to alternate natural stone products. Rapid growth in the residential and commercial construction sectors is increasing the demand for engineered stone across the globe. Engineered stone is also suitable for use in hospitals, food facilities, canteens, and commercial buildings due to properties such as non-porousness and durability. On the demand side, we believe the construction industry is still robust in certain high growth markets, primarily

---

[2] America's quartz countertop manufactures are latest industry hit by predatory imports, Washington Times, Monday, December 12, 2022

[3] Freedonia Market Research, December 2022

[4] Androit Market Research, *Engineered Stone Market By Product Type (Quartz, Marble, Others), By Application (Kitchen Countertops, Bathroom Vanity Tops, Flooring, Wall Cladding, Others) and By Region Forecast to 2030*, September 2022.

in the southern U.S., with many new residential and commercial buildings being built every year.[5] We believe engineered quartz stone may be particularly attractive to large home builders and retailers that need to provide a uniform product not attainable with natural stone, as each slab of natural stone has its own look and characteristics. We believe that this presents an opportunity for OK Stone to provide high-quality quartz slabs.

The Company's principal business location is Garland, Texas in the Dallas-Fort Worth Metropolitan Area, which we expect will place us in the middle of these active markets.[6]

To date, while the Company has had discussion with Breton regarding a joint venture relationship, nothing has been documented or agreed to. The discussion of the Company's Business Plan as set forth herein assumes that the Company and Breton will come to a future understanding regarding a future joint venture relationship whereby the Company will be provided the use of Breton's technology and Breton and the Company will co-own the Company's planned manufacturing facility.

<u>Breton's Bioquartz®</u>

The Company believes that the engineered quartz stone presently manufactured has two major problems. First, it requires a high volume of crystalline silica, which is believed to cause silicosis during the fabricating and finishing stage, which is mainly done by installers and contractors. Silicosis is a potentially deadly disease for those who inhale high volumes of crystalline silica and it presents a significant danger to those who manufacture and fabricate this stone. This danger was recently featured in a report by 60 Minutes Australia[7] as well as in trade publications[8]. It has also resulted in several lawsuits against manufacturers. This is a growing concern in the industry, as it is occurring despite very strict and restrictive handling procedures by manufacturers and fabricators. Moreover, as the population is becoming increasingly focused on environmental, social, and corporate governance (ESG) issues and the silicosis issue is becoming known, we believe end users are growing concerned with how the products they consume are being produced.

Second, for U.S. -based manufacturers, traditional quartz stone requires the importation of raw materials that can be unreliable to source, causing disruptions in production. During the COVID-19 pandemic, the industry faced a logistics crisis which in some cases created great difficulties with importing raw materials on time and skyrocketing shipping costs. This resulted in shortages in products and large fluctuations in price. We believe that distributors are looking to work with a producer using domestically sourced raw materials that can produce steady and reliable products is a significant advantage.

Breton has developed a technological solution that we believe solves these major problems.

OK Stone intends to manufacture a new type of engineered stone utilizing Bioquartz®, a technology developed by Breton that seeks to solve the two major problems noted above, subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship. Breton is a global leader in advanced industrial machines for engineered stone production plants and over its decades of operation, Breton has registered more than 1,700 patents. Its newest development, Bioquartz® is an industrial quartz material, produced by a pyrolytic transformation of common siliceous and feldspar natural sands or even residues of the slab manufacturing processes. It has all the same benefits of today's quartz stone but is free from crystalline silica, and thus expected to be safe from Sillicosis and the risks associated therewith.

---

[5] Monthly New Residential Construction, May 2023, U.S. Department of Commerce, US Census Bureau
[6] Fastest-Growing Cities Are Still in the West and South, May 2022, U.S. Department of Commerce, US Census Bureau
[7] What your dream renovation is really doing to workers' health, 60 Minutes Australia, February 19, 2023
[8] Silicosis The Dust Hasn't Settled Yet, Stone Magazine, December 2022

The Company is expected to be one of the earliest adopters of this new technology in the U.S.

The Company believes that Bioquartz® has many benefits over traditional quartz stone, including:

- Increased predictability of supply using raw materials sourced in the U.S.
- It does not pose a silicosis risk.
- Produced in the U.S. with the ability to be produced at a lower cost per sq/ft than traditional engineered U.S. produced engineered stone.
- Provides price stability.
- Expected to meet anticipated regulatory changes due to the Silicosis issues (e.g., expected future California regulations)

The Company believes the new technology will be viewed very favorably by the distributors of stone slabs because it is expected to eliminate the need to build large inventories to protect against supply disruptions while offering customers a new and unique product that is high quality and not toxic to their employees. OK Stone has conducted in-person interviews with several large distributors who have expressed a strong interest in the Bioquartz® product.

The Company also plans to seek the licensing rights from Breton to utilize another new Breton technology called Chromia®, an advanced printing technology that is expected to allow the Company to produce slabs with a full body natural stone design, subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship. This is projected to allow the production of slabs with sophisticated patterns and modern aesthetics and the Company believes this technology will make the Company's stone not only competitive with other quartz engineered stone, but natural stone as well.

Furthermore, The Company has been evaluating, discussing, and negotiating with Breton to obtain licensing rights for a new Breton technology for molding slabs with exclusive pattern and very thin thickness named Kreos Plus.

Using the latest equipment and technologies will ensure that OK Stone's products will be unique and meet the highest standards of quality and durability long into the future.

About Breton SA

Breton has established a significant position in the engineered stone industry due to several factors:

Pioneering Technology: Breton developed and patented the innovative technology known as "Bretonstone" in the 1970s, which revolutionized the production of engineered stone. This technology involves combining natural aggregates, such as quartz or marble, with resins and other additives to create a durable and versatile material. Breton's early adoption and mastery of this technology gave them a significant head start over competitors which they have maintained for over 60 years.

Marketing and Sales Strategy

OK Stone believes this new generation of engineered quartz stone will not only efficiently fill a void in the market, but will also allow the Company to gain market share from existing suppliers, by offering what it believes is a better product in terms of quality, safety, aesthetic appeal, and price. The Company's primary customers are expected to be the existing channel of stone distributors in the U.S., though it intends to also market products to those involved in the selection process including, architects, interior designers, and contractors throughout the United States. Prior to delivering its first shipments, the Company plans to build up excitement for the product by informing the marketplace of the many benefits the new stone product will provide by conducting interviews with trade publications, attending trade shows and conferences to showcase products, and building relationships with distributors. OK Stone will also use social media and digital marketing in an attempt to reach a wider audience.

There may also exist a future possibility to export the engineered quartz stone, which could present an opportunity for future growth.

<u>Strategy and Implementation</u>

The Company believes that it has concluded extensive research for the highest value location for its plant based on several criteria, including proximity to customers, access to raw materials, transportation availability, prevailing wages, and the supply and cost of utilities. OK Stone believes Texas positions the Company in the middle of the prime southern growth markets, from Florida to Arizona, and will provide ample access to the raw materials required in the manufacturing process. The Company is presently evaluating the Texas cities of Dallas-Fort Worth and San Antonio for potential locations.

The process of manufacturing the Bioquartz® slabs, subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship, is expected to be performed in 2 phases:

1.) Mixing the Bioquartz® material – this phase is expected to be jointly owned by Breton and the Company.
2.) Creating the slabs by curing the mixture under high pressure and temperature – This phase is expected be owned solely by the Company with substantial engineering cooperation from Breton.

Due to the unique layout required to mix and manufacture Bioquartz® stone, OK Stone plans on building an approximately 470,000 square foot state-of-the-art plant for its manufacturing and warehouse operations (discussed in further detail below). Breton has designed a building customized to fit their equipment and ensure its efficient use, including indoor storage for raw materials and finished product. The Company expects, subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship, to purchase the equipment from Breton incorporating the Bioquartz® and Chromia® technologies to ensure the uniqueness, consistency and durability of its products.

It is anticipated that subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship: (a) Breton will provide end-to-end support for the Company's engineering and architectural designs; (b) Breton will be co-owner in the Bioquartz® mixing plant—although we have not yet concluded negotiation to determine the exact ownership amount, it is anticipated that Breton will be involved in the direct ownership of the mixing plant; (c) Breton will share its insights and provide us with valuable market research reports, enabling us to make informed decisions and develop effective strategies for our planned manufacturing plant in Texas; and (d) that Breton will assist us with the recruitment of the management team for our new venture.

Once the factory begins construction, subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship, the Company plans to hire skilled technicians and engineers to operate and maintain its equipment. The Company projects the need for a skilled workforce of approximately 195 people with an annual payroll of approximately $18 million to operate the planned factory.

Assuming the Company successfully introduces Bioquartz to the market, recognized industrial certifications for strength, durability and safety will be sought to be obtained to independently validate the product.

Our goal is to become a leading manufacturer of engineered quartz stone slabs in the United States, through our planned relationship, joint venture or otherwise, with Breton, and subject to Breton and the Company coming to terms on a mutually aggregable agreement and relationship, and through the license of Breton's Bioquartz®, Chromia®, and Kreos Plus technologies. We believe that Breton's technology, coupled with the Company's planned commitment to quality, durability, and customer appeal, will set OK Stone apart from its competitors. OK Stone also believes the Company's planned products will help meet the growing demand for domestically produced high-quality quartz slabs. The Company is committed to its marketing and sales strategy, operations plan, and financial plan.

Development Plan and Estimated Costs

Development Plan

The Company intends to use the proceeds from this Offering to fund the next phase of the Company's planning and development costs, which entails:

- Converting our facility to be ready for equipment delivery
- Finalizing delivery dates for our first line of manufacturing equipment
- Preparing marketing channels and launching of new engineered stone brands
- Support and infrastructure for next phase of capital raise that is expected to further fund the planned plant, equipment purchases and working capital over the next 18 to 24 months.
- Begin commercialization and production of engineered quartz

Expected costs include but are not limited to personnel costs, legal fees, deposits, travel to Texas and employment of manufacturing development consultants over a 1-year period. Initially, the Company is expected to be staffed with consultants and advisors working to carry out the operations plan. Primary company personnel are expected to initially include:

- Oren Klaff and Ronald Max focusing on capital raise, site selection, design build, and company organization. Upon commencing operations, Oren is a member of the Board and Ronald is expected to have a continued relationship the Company in the future. Both Oren and Ron have decades of experience in raising capital, start-up formation and real estate development.

- Kenan Erdem and Mehmet Alaylıoğlu providing their expertise in operations, factory design, equipment, raw material sourcing, marketing, and distribution. Upon commencing operations, it is anticipated that Kenan and Mehmet will become the head of Engineering and Marketing of the Company in the future. Kenan and Mehmet have prior successful experience in plant operations, quartz manufacturing, and sales[4].

Estimated Project Costs

We expect additional capital raises will be needed to proceed with locating the site and building the plant including, funding land and building costs, leasehold improvements, equipment purchases, inventory, working capital, start-up costs, and marketing expenses. We currently anticipate such funding being raised through the offering of debt or equity. Such additional financing may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our Business Plan, which may cause the value of our securities to decline in value or become worthless.

Completing the full scope of the business plan including both the Garland printing facility and the Bioquartz plant and equipment require substantial funds and OK Stone estimates the total costs to achieve fully scaled production to be approximately $220 million, broken down as follows:

- Land Purchase - $10 million
- Building Cost - $60 million to $65 million
- Tangible Assets - $3.5 million
- Intangible Properties - $1 million
- Equipment - $121 million
- Material Stock - $6.5 million
- Start-up Liquidity - $10 million to $15 million

While this is a substantial investment for the Company, it also serves as a major barrier to direct competition from existing manufacturers. The Company plans to finance the development of the Company and equipment costs through a combination of future equity and debt financing. The Company also plans to apply for government grants as they become available throughout the startup phase.

Corporate History and Capitalization

OK Stone Engineering, Inc. was incorporated under the laws of the State of Delaware on April 20, 2023. The registered office in the State of Delaware is located at 8 The Green, Ste A, Dover, County of Kent, 19901. On April 24, 2023, the Company filed a First Amended and Restated Certificate of Incorporation which, among other things, increased the authorized shares to 150,000,000 shares divided into: (i) 130,000,000 shares of Common Stock having a par value of $0.0001 per share and (ii) 20,000,000 shares of preferred stock having a par value of $0.0001 per share.

On July 11, 2023, the Company filed a certificate of designations in which the Company designated 2,500,000 shares of Series A Convertible Preferred Stock. On December 20, 2024, the Company made appropriate filings with the Secretary of the State of Delaware withdrawing and nullifying the filed certificate of designations for the Series A Convertible Preferred Stock. The Company never issued any shares of Series A Convertible Preferred Stock.

On December 22, 2023, the Company filed the Second Amended and Restated Certificate of Incorporation in which the Company effectuated a forward split of its outstanding Common Stock, such that each share of Common Stock held by each holder of Common Stock automatically and without any action on the part of such holder, became 5.47 shares of Common Stock (the "Forward Split"). Therefore, the Forward Split caused the then 18,036,573 shares of Common Stock outstanding to become 98,660,054 shares of Common Stock. The Second Amended and Restated Certificate of Incorporation further designated Ten Million (10,000,000) shares of the authorized Preferred Stock of the Company as "Series A-1 Preferred Stock" and Ten Million (10,000,000) shares of the authorized Preferred Stock of the Company as "Series A-2 Preferred Stock."

On January 20, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we received and accepted a subscription from an accredited investor for 10,000,000 shares of our Series A-1 Preferred Stock for $0.50 per share. Of that amount, a total of $1,700,000 has been funded by the investor. The remaining balance of $3,300,000 is a subscription receivable that has not been funded yet. The company expects the subscription receivable to be funded on or before July 1, 2024. There can be no assurance that we will ever receive this subscription receivable. We are no longer offering for sale shares of our Series A-1 Preferred Stock. The shares of Series A-1 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C.

On January 26, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we launched the offering ("Series A-2 Offering") of up to 10,000,000 shares of our Series A-2 Preferred Stock for $0.75 per share. The shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C. The Series A-2 Preferred Stock has rights and preferences that are senior to the common stock. For example, the Series A-2 Preferred Stock enjoys a right to cumulative dividends at a rate of 4% per annum and a liquidation preference. We raised a total of $2,415,036 and sold 3,220,045 shares of Series A-2 Preferred Stock. We closed the Series A-2 Offering on May 30, 2024.

On January 26, 2024, we filed a Form C with the U.S. Securities and Exchange Commission relating to an offering (the "Previous Crowdfunding Offering") of up to 6,666,666 shares of our Common Stock for $4,999,999.50 at a price of $0.75 per share under Regulation Crowdfunding. We raised $1,568,444.25 and sold 2,091,259 shares of our Common Stock in the Previous Crowdfund Offering. We closed the Previous Crowdfunding Offering on April 29, 2024.

On May 22, 2024, the Company filed the Certificate of Designation of Series A-3 Preferred Stock in which it designated Fifteen Million (15,000,000) shares of the authorized Preferred Stock of the Company as "Series A-3 Preferred Stock". The shares of Series A-3 Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series A-3 Preferred Stock hereto attached as Exhibit D. The Series A-3 Preferred Stock has rights and preferences that are senior to the common stock. For example, the Series A-3 Preferred Stock enjoys a right to cumulative dividends at a rate of 3% per annum and a liquidation preference.

On May 30, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, concurrent with this offering, we are launching the offering ("Series A-3 Offering") of up to 15,000,000 shares of our Series A-3 Preferred Stock for $1.04 per share. The shares of Series A-3 Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series A-3 Preferred Stock hereto attached as Exhibit D. The Series A-3 Preferred Stock has rights and preferences that are senior to the common stock. For example, the Series A-3 Preferred Stock enjoys a right to cumulative dividends at a rate of 3% per annum and a liquidation preference.

As of the date of this offering statement, the authorized capital stock of the Company is 800,000,000 shares, consisting of (i) 700,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which 100,751,313 shares are issued and outstanding; and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock"), of which (a) 10,000,000 shares are designated as Series A-1 Preferred Stock, of which 10,000,000 shares are issued and outstanding; (b) 10,000,000 shares are designated as Series A-2 Preferred Stock, of which 3,220,045 shares are issued and outstanding; and (c) 15,000,000 shares are designated as Series A-3 Preferred Stock, of which 0 shares are issued and outstanding. The Common Stock has voting rights, with each share entitled to one vote, and the Series A-1, A-2, and A-3 Preferred Stock have no voting rights.

Intellectual Property

We do not own or license any material intellectual property.

We plan to enter into a joint venture relationship with Breton, (although no agreements or understandings have been entered into to date, see also "[Risk Factors]", below), a leading Italian company in the field of manmade stone products and developer of a patented process that according to Breton is used to make nearly all the engineered stone produced across the world. We expect that if we are successful in entering into a joint venture with Breton or otherwise licensing their technology or collaborating with them, we will be able to leverage their patents and technology. However, no assurance can be given that we will be able to successfully collaborate with Breton.

We expect that Intellectual property and proprietary rights will be critical to the success of our business. We plan to rely on a combination of patent, copyright, trademark, and trade secret laws in United States, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish and protect intellectual property and proprietary rights, including our proprietary technology, software, know-how, and branding that we may develop or acquire.

Although we plan to take steps to protect any intellectual property and proprietary rights that we develop or acquire, we cannot be certain that our plan will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of such technology and other proprietary information, including by third parties who may use the technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights could be difficult. The enforcement of intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open-source licenses. The terms of various open-source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Human Capital

As the date of this filing, we have no full-time employees and utilizes contractors on a regular basis. We greatly value our team members, who are the driving force behind our purpose of providing economic empowerment to our clients. We plan to attract, develop, and retain talented employees by providing programs and services that engage employees, help them to learn and develop, and empower them to enable our business strategies. We believe that a key component of our future success will be our continued ability to attract and retain qualified personnel.

Utilization of Independent Contractors and Referring Representatives.

We anticipate that our products and services will generate a substantial portion of our revenues through a partnership network. We believe that our ability to attract, retain, support, and compensate these independent professionals and referring representatives will contribute to the growth and success of the Company overall.

Government Regulation

We are and will be subject to the laws, licensing requirements, and regulations of multiple governmental authorities by virtue of our involvement in developing and opening our manufacturing facility in the state of Texas. We intend for the proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices. Prior to and throughout preconstruction development of the project, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims, either pending or threatened.

RISK FACTORS

8.   <u>**Discuss the material factors that make an investment in the issuer speculative or risky:**</u>

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to Our Business and Industry

The Company will need to raise additional capital to acquire real estate and equipment to operate its business. Such capital may not be available on favorable terms, if at all.

The Company will require additional capital to launch its business, acquire real estate, build out its planned facility, purchase raw materials, and generate revenues, as described in this filing. Such funding may not be available on favorable terms, if at all. Our inability to obtain adequate capital resources, whether in the form of equity or debt, to adequately manage our existing capital resources, or to fund our business and strategies would require us to delay, scale back or eliminate some or all of our operations or any future expansion of our business, which could materially adversely affect our business, financial condition and operating results.

The Company was recently formed and therefore has a limited operating history.

The Company was only recently formed and therefore has a limited operating history. The Company may not be able to generate any revenues or sell any products in the future, and even if revenues are generated such revenues may not support the Company's expenses, the Company may not generate a profit. Investors' returns may not be realized and the investors may lose all or a portion of their investment in this offering.

Our management will have substantial discretion concerning the use of proceeds.

Our management will have substantial discretion concerning the use of proceeds of this offering as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of the offering. Management may use the net proceeds of this offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

We are exposed to risks relating to our relationship with a related party.

Since inception on April 20, 2023, we have relied on Intersection Capital, Inc., a Delaware corporation that specializes in corporate development to provide us a range of financial market services. Intersection Capital is wholly owned by Oren Klaff, our majority shareholder, sole member of our board of directors and our chief executive officer. Intersection Capital, which we refer to as Intersection, provides services related to our formation, development and operation. These services included: market feasibility studies, market strategy planning, business development; creating promotional materials and creating investor events; providing investor relations; staffing and professional recruitment services, interim executive staffing, legal, accounting, administrative and support services; professional manufacturing site location services; engineering and manufacturing consulting services; as well as providing us with a commercial/retail showroom and sales office. To date we have paid more than $450,000 for these services, and services from Intersection are ongoing; therefore, we expect to incur additional expenses for such services in the future until such time the company can perform these activities for its own account.

In all related party transactions, there is a risk that even if the Company personnel negotiating on behalf of the Company with the related party are striving to ensure that the terms of the transaction are documented, are measured for performance and effectiveness against the companies operational targets, are arms-length, and are approved by multiple stakeholders that the related party's influence may be such that the transaction terms could be viewed as favorable to that related party. Plus, the related part transaction could be perceived as a potential conflict of interest since the transaction may benefit the related party. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.

We need to fill open positions in both accounting and finance such as a Chief Financial Officer and /or a Senior Controller. Without these staff functions our internal controls may be inadequate, which could cause our financial reporting to be unreliable as growth of the enterprise continues and therefore lead to misinformation potentially being disseminated to the public.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and/or directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal controls may be inadequate or ineffective, which could cause financial reporting to be unreliable and lead to misinformation being disseminated to the public. Investors relying upon this misinformation may make an uninformed investment decision. Our management assessed the effectiveness of our internal control over financial reporting based on the parameters set forth above and has concluded that our internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Failure to achieve and maintain an effective internal control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have a material adverse effect on the Company's business, financial condition, results of operations and future prospects.

We may be subject to legal dispute with one of our previous advisors, thereby diverting our resources that may have a material effect on our profitability and results of operations.

One of our previous advisors may believe he/she is entitled to, as of the date of the filing of this Form C, 1.35% of the Company's outstanding common stock. The Company takes the position that the advisor is not entitled to such shares because no consideration was given to the Company for the shares. Should the advisor initiate legal proceedings against the Company for the shares, and even if we prevail in such lawsuit, we will have to divert our resources and attention to defend such claim, which will adversely affect our profitability and results of operations.

Because we expect to issue additional securities in the future, an investment in our company could be subject to substantial dilution.

We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock or Preferred Stock, or convertible debt funding. If we do sell more Common Stock or Preferred Stock, or convertible debt funding, investors' investment in our company will be diluted. Dilution is the difference between what investors pay for their stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in our Shares could seriously decline in value.

Economic uncertainty may affect consumer purchases of discretionary items, which may adversely affect demand for our planned products.

Our planned products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, inflation, and tax rates. Adverse economic conditions, such as a recession, in the United States, or protracted periods of high inflation or high energy prices may contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and declining consumer confidence and demand, any of which may pose a risk to our business. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, results of operations, and financial condition.

Since we have a limited operating history, it is difficult for potential investors to evaluate our business.

We recently formed and have a limited operating history which may hinder our ability to successfully meet our objectives and which makes it difficult for potential investors to evaluate our business or prospective operations. As an early-stage company, we are subject to all the risks inherent in the financing, expenditures, operations, regulatory compliance, complications and delays inherent in a new business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. The likelihood of our success must be considered in light of the problems, expenses, difficulties, regulatory challenges, complications and delays frequently encountered in connection with the formation of a new business, the development of a new strategy and the competitive environment in which we will operate. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

Additionally, our industry is constantly evolving. There is no assurance that sustainable industry trends or preferences will develop that will lead to predictable growth or earnings forecasts for individual companies or the industry segment as a whole.

We will compete with many companies that are larger and better financed than us, increased competition could hurt our business and our growth depends on our ability to compete with these entities.

The market for stone slabs is highly competitive. Competition is intense among a wide range and fragmented group of product and service providers. Most of these competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products that meet customer requirements or are otherwise superior to our products and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition may require us to reduce the price for our future product. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

The price per share of our Common Stock has been arbitrarily determined by us.

The offering price per shares has been determined by the Company based on publicly available data on the performance of companies in our industry. Therefore, the offering price of the shares does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time for the Company's securities. A public market for any of the Company's securities may not develop. Such offering price does not have any relationship to any established criteria of value, such as book value or earnings per share. The price of the Company's Common Stock is not based on past earnings, nor is the price of the Company's Common Stock indicative of the current market value of the assets owned by the Company.

The budgets and projections set forth herein are estimates based on assumptions and are subject to variances from actual results.

The Company's budgets projections set forth herein have been prepared with certain assumptions based on what the Company believes is the best information available at the time they were prepared. Actual results can vary significantly from the budgets projections set forth herein and may have a negative impact on investor returns. In such a case, the expected benefits of this investment may not occur.

There may be adverse global conditions that may affect the Company's ability to implement its Business Plan.

There are numerous economic and non-economic factors in the global marketplace that may affect the Company's ability to carry out its business plan. In the past, systemic market downturns created by unforeseen events like the COVID-19 pandemic, have had a material impact on businesses of all types. If the Company is unable to implement its Business Plan, its desired results will not be able to be achieved and investors in this Offering may lose all or a portion of their investment.

The Company's business plan contains numerous forward-looking statements that may not materialize.

The business plan contains many forward-looking statements that reflect the current views of management to date and are subject to change based on conditions at the time they arise. This could have a material impact on the expected results and the expected benefits of an investment in this offering.

The Company is relying on a limited number of key individuals to implement its business plan.

Although the Company has plans to fully staff its operations in the future, funding permitting, there are presently only a small number of staff working on a non-exclusive arrangement to implement the Company's business plan. The loss of one or more of these individuals may significantly impact the ability of the Company to continue, and result in a loss of any investment in the offering.

The Company may not be able to create the products or produce the inventory necessary to prove its business concept and in turn to make its expected returns.

In the event the Company is unable to create the products it intends to create or at the capacity expected, the anticipated benefit of equity ownership would not occur.

The Company may not be able to successfully enter into a mutually agreeable agreement and relationship with Breton, the terms of any such arrangement with Breton may not be favorable to the Company, and the failure of the Company to enter into a mutually agreeable agreement and understanding with Breton or the termination thereof will have a material adverse effect on the Company and the value of its securities.

To date, while the Company has had discussion with Breton regarding a joint venture relationship, nothing has been documented, memorialized or agreed to by the parties. The discussion of the Company's business plan as set forth herein assumes that the Company and Breton will come to a future understanding regarding a future joint venture relationship whereby the Company will be provided the use of Breton's technology and Breton and the Company will co-own the Company's planned manufacturing facility. Breton and the Company may be unable to come to mutually agreeable terms on a joint venture relationship, the terms of the relationship may be onerous to the Company or more favorable to Breton, the terms may reduce the amount of consideration due to the Company or require the Company to pay Breton amounts in excess of the benefits to the Company, the terms of the arrangement may be untenable to the Company, may result in the Company not generating net profit, and/or require the Company to undertake significant expenditures. In the event Breton and the Company are unable to come to terms on a mutually agreeable joint venture or similar agreement, the Company will be forced to abandon its business plan, may be forced to cease operations, liquidate and/or seek bankruptcy protection, and in such even the value of the Company's securities, including its Common Stock, will become worthless.

Additionally, if in the future a mutually agreeable agreement is entered into with Breton and a relationship is formed, any termination of that agreement, or termination of the relationship will have a material adverse effect on the Company and will be forced to abandon its Business Plan, may be forced to cease operations, liquidate and/or seek bankruptcy protection, and in such even the value of the Company's securities will become worthless.

Investors in this offering will be subject to the risk that the proposed relationship between Breton and the Company never materializes and that as a result, the value of its Common Stock becomes worthless.

The Company will be substantially dependent on its planned relationship with Breton.

The Company will be substantially dependent on its planned relationship with Breton for substantially all of its planned revenues, and the manufacture of, and technology and rights relating to, all of its planned products. In the event the Company's relationship with Breton was to terminate, Breton does not agree to enter into an agreement or understanding with the Company or terminates such agreement or understanding, the Company will be forced to abandon its business plan, may be forced to cease operations, liquidate and/or seek bankruptcy protection, and in such even the value of the Company's securities will become worthless. Furthermore, Breton may decide to manufacture its own products in the U.S. and/or elsewhere any may decide not to enter into an agreement with, or license any technology or rights, to the Company.

There may be conflicts of interest between the Company and Breton.

Any future relationship, agreement and/or understanding between the Company and Breton may be subject to perceived or actual conflicts of interest, which may negatively affect the Company and the value of its securities.

Our future agreement with Breton may subject us to significant liabilities, penalties and costs.

Because we have not entered into any agreement or understanding with Breton to date, we cannot predict the final terms of any agreement which Breton may agree to enter into with us in the future relating to the use and/or license of its technology and the anticipated joint ownership of our facility. Such ultimate terms may be burdensome, subject us to significant liabilities, penalties and/or costs, and have a material adverse effect on the Company and its securities.

For the Company to start producing its planned products, it will need to raise a significant amount of additional capital.

We anticipate that the Company's current business plan will require approximately $220 million of new capital, in addition to amounts sought to be raised in this offering. The availability and cost of capital varies depending on the financial markets and there can be no assurance the Company will be able to raise the necessary capital on favorable terms, if at all. If the Company is unsuccessful in raising the additional capital, the Company may not be able to complete its Business Plan, and any investment in this offering may be lost.

Rising costs may increase planned expenditures and in such event, the Company will need to raise additional capital.

The Company has no control over the supply and costs of the materials required to build its planned facility and execute the business plan. If costs rise beyond the level of future reserves established to deal with unexpected costs, the Company will need to raise additional capital, which may not be available on favorable terms, if at all, and which would have a dilutive effect on the Company's investors.

The Company will need to build a plant, including obtaining government approvals.

The plant site has not yet been secured and there can be no assurance that once a site is secured, required approvals will be obtained, or the plant can otherwise be built in the location selected by the Company, notwithstanding the need to obtain funding for the construction, as discussed above. The Company has prepared its estimated budget and projections set forth herein using its best estimates and has no control over costs increasing at the time the Company enters into contracts. It is possible the cost to construct the plant will cost significantly more than the budgeted amount, resulting in the need to raise additional capital and dilute the Common Stock interest in the Company, or the failure of the Company to complete such construction, which may force the Company to scale back or abandon its business plan, any of which will adversely affect the value of the Common Stock and any result in the value of the Company's securities becoming worthless.

The Company will need to obtain equipment that will be shipped from Italy and hire operational personnel familiar with that equipment which is technical and complex in nature.

Presently, no formalized or mutually ratified agreement exists for the purchase of equipment from Breton and the Company is dependent on raising additional capital to purchase required equipment, including equipment required to be obtained directly from Italy. The Company cannot control the costs for the equipment, shipping, and any tariffs. If the cost of the equipment increases, the Company will need to raise additional capital and may dilute the Common Stock shareholders of the Company, the failure of the Company to purchase such equipment or obtain personnel familiar therewith may force the Company to scale back or abandon its business plan, any of which will adversely affect the value of the Common Stock and may result in the value of the Company's securities becoming worthless.

The Company will be dependent on Breton to provide the necessary licensing, equipment and services related to the operation, maintenance and repair of the equipment.

To date, Breton has provided extensive insight and consultation to the Company. Breton's continued commitment is expected to consist of consulting and a contract to provide the necessary equipment and related installation and operational services. It is anticipated that Breton will own a portion of the Bioquartz® mixing plant that will be incorporated into the plant.

The Company's license rights with Breton are expected to be non-exclusive.

The Company's license to use Breton's technology and intellectual property, which the Company hopes to negotiate and enter into with Breton in the future, of which there can be no assurance, are expected to be non-exclusive. As a result, competitors may also license such technology and intellectual property, and such competition may decrease the Company's ultimate market share, result in the Company having no competitive advantage in the marketplace, adversely affect the Company's potential future revenues and margins, force the Company to reduce future prices for its planned products, and ultimately result in the Company being forced to abandon or curtail its business plan.

The Company may not be able to produce any products in the future.

The Company has no operations and has not produced any manufacture quartz stone or other products. The production of manufactured stone is complex and dependent on a supply chain of raw materials. The Company will be relying on Breton to supply the equipment and spare parts required to operate the planned production line. The Company does not have any employees with the knowledge and experience to run a manufactured quartz stone production line but has plans to recruit employees with the knowledge and experience to operate the plant. The production process is subject to numerous variables that are outside the Company's control. The profitability of the company is dependent on the Company being able to produce its product and control the cost of its product.

The Company presently does not have any customers and will need to establish a network of distributors of stone slabs to generate revenues in the future.

The Company has no customers or orders for goods. While individuals in the Company have relationships with existing distributors, there can be no assurance that distributors will agree to sell the Company's products in the future, if any. The failure to establish a network of distributors of stone slabs to generate revenues in the future may result in the Company not being able to generate revenues, which may force the Company to scale back or abandon its business plan, which may result in the value of the Company's securities becoming worthless.

The Company plans to sell products in a highly competitive marketplace and will face competition from both domestic and foreign manufacturers.

We compete in the highly competitive stone slab market characterized by vigorous competition, changing technology, evolving industry standards, changing customer needs, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers to our services, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, may achieve economies of scale due to the size of their customer bases, and may more effectively introduce their own innovative products and services that adversely impact our growth. Existing competitors and new entrants in the space have engaged in, and may continue to engage in, aggressive consumer acquisition campaigns, may develop superior technology offerings, or consolidate with other entities and achieve benefits of scale. Such competitive pressures may materially erode our existing market share in the space and may hinder our expansion into new markets. In addition, mergers and acquisitions by, and collaborations between, the companies we compete against may lead to even larger competitors with more resources.

The Company will need to source numerous raw materials to manufacture its products and does not presently have contracts in-place to provide its raw materials.

There may not be an ample supply of raw materials to meet the Company's needs, and such materials, if available, may be costly and/or exceed the Company's cost projections, which may force the Company to scale back or abandon its business plan, and any result in the value of the Company's securities becoming worthless.

Stockholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our Common Stock or preferred stock.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our Common Stock or preferred stock or where shares are to be issued to our officers, directors and applicable consultants. Our Board of Directors has authority, without action or vote of the stockholders to issue all or part of the authorized but unissued shares of Common Stock or preferred stock. These actions will result in dilution of the ownership interests of existing stockholders, which may further dilute Common Stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management's ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.

Our directors have the right to authorize the issuance of shares of preferred stock.

Our directors, within the limitations and restrictions contained in our Certificate of Incorporation, as amended, and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Such rights and preferences may be superior to our Common Stock, subject to the rights thereof, provide for voting rights, board appointment rights, priority rights to dividends or in liquidation, and/or may negatively affect the rights of other stockholders or the value of our securities. Any issuance of shares of preferred stock could adversely affect the rights of holders of our Common Stock.

We may be unable to protect our proprietary information and intellectual property, and as a result, our business could be adversely affected.

We plan to rely to a significant degree on trade secret laws to protect our proprietary information. If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. Additionally, breaches of the security of data center systems and infrastructure or other IT resources could result in the exposure of proprietary information. Additionally, trade secrets may be independently developed by competitors. The steps we take to protect our trade secrets and proprietary information may not prevent unauthorized use or reverse engineering of trade secrets or proprietary information. Additionally, to the extent that we have not registered the copyrights in any of our copyrightable works, we will need to register the copyrights before we can file an infringement suit in the United States (or another jurisdiction), and our remedies in any such infringement suit may be limited.

Effective protection of our intellectual property rights may require filings and applications in the future. However, future applications may not be approved, and future patents, trademarks or other intellectual property rights may not provide sufficient protection for our business as currently conducted or may be challenged by others or invalidated through administrative process or litigation.

Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary rights and trade secrets adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

To protect or enforce our intellectual property rights, we may initiate litigation against third parties. Any lawsuits that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Additionally, we may unintentionally provoke third parties to assert claims against us. These claims could invalidate or narrow the scope of our own intellectual property. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. The occurrence of any of these events may adversely affect our business, financial condition and results of operations.

We may be subject to claims that we violated intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies on the internet and technology industries, and other patent and trademark holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our future technologies, content, branding or business methods. Any intellectual property claims against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management's attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party's rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Even if a license is available, we could be required to pay significant royalties, which could increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and be inferior. Any of these results could harm our operating results.

We rely on our management and if they were to leave our company or not devote sufficient time to our company, our business plan could be adversely affected.

We are largely dependent upon the personal efforts and abilities of our existing management. Moving forward, should the services of any of such persons be lost for any reason, the Company will incur costs associated with recruiting replacements and any potential delays in operations which this may cause. If we are unable to replace our executive officers or other management with a suitably trained alternative individual(s), we may be forced to scale back or curtail our business plan. We do not currently maintain key person life insurance policies on our executive officers. Furthermore, our executives do not work for the Company on a full-time basis. If such executive officers do not devote sufficient time towards our business, we may not be able to effectuate our business plan which would have an adverse effect on our financial conditions and results of operations.

Economic uncertainty may affect our access to capital and/or increase the costs of such capital.

Global economic conditions continue to be volatile and uncertain due to, among other things, consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, increased inflation, tax rates and the ongoing conflicts between the Russian and Ukraine and Hamas and Israel. These conditions remain unpredictable and create uncertainties about our ability to raise capital in the future. In the event required capital becomes unavailable in the future, or more costly, it could have a material adverse effect on our business, results of operations, and financial condition.

Our industry and the broader U.S. economy experienced higher than expected inflationary pressures in 2023, related to continued supply chain disruptions, labor shortages and geopolitical instability. Should these conditions persist, our business, results of operations and cash flows could be materially and adversely affected.

In 2023 many businesses experienced significant increases in the costs of labor and certain materials and equipment, and longer lead times for such materials and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed U.S. labor force, high inflation and other factors. Supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. Supply chain constraints and inflationary pressures may in the future adversely impact our operating costs, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions we enter into could fail to achieve strategic objectives, disrupt our ongoing operations or result in operating difficulties, liabilities and expenses, harm our business, and negatively impact our results of operations.

In pursuing our business strategy, we routinely conduct discussions and evaluate opportunities for possible acquisitions, strategic investments, new businesses, joint ventures, divestitures, and other transactions. We may seek to acquire or invest in, businesses, technologies, or other assets that we believe could complement or expand our business, including acquisitions of new lines of business that are adjacent to or outside of our existing ecosystems. As we grow, the pace and scale of our acquisitions may increase and may include larger acquisitions than we have done historically. The identification, evaluation, and negotiation of potential acquisition or strategic investment transactions may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. There can be no assurance that we will be successful in identifying, negotiating, and consummating favorable transaction opportunities. In addition to transaction and opportunity costs, these transactions involve large challenges and risks, whether or not such transactions are completed, any of which could harm our business and negatively impact our results of operations, including risks that:

- the transaction may not advance our business strategy or may harm our growth or profitability;

- we may not be able to secure required regulatory approvals or otherwise satisfy closing conditions for a proposed transaction in a timely manner, or at all;

- the transaction may subject us to additional regulatory burdens that affect our business in potentially unanticipated and significantly negative ways;

- we may not realize a satisfactory return on our investment or increase our revenue;

- we may experience difficulty, and may not be successful in, integrating technologies, IT or business enterprise systems, culture, or management or other personnel of the acquired business;

- we may incur significant acquisition costs and transition costs, including in connection with the assumption of ongoing expenses of the acquired business;

- we may not realize the expected benefits or synergies from the transaction in the expected time period, or at all, which may result in impairment charges or other negative impacts to our business;

- we may be unable to retain key personnel;

- acquired businesses or businesses that we invest in may not have adequate controls, processes, and procedures to ensure compliance with laws and regulations, including with respect to data privacy, data protection, and information security, and our due diligence process may not identify compliance issues or other liabilities. Moreover, acquired businesses' technology stacks may add complexity, resource constraints, and legacy technological challenges that make it difficult and time consuming to achieve such adequate controls, processes, and procedures.

- we may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring or investing in a business, which could result in additional financial, legal, regulatory, or tax exposure and may subject us to additional controls, policies, procedures, liabilities, litigation, costs of compliance or remediation, or other adverse effects on our business, operating results, or financial condition;

- we may have difficulty entering into new market segments or new geographic territories;

- we may be unable to retain the customers, vendors, and partners of acquired businesses;

- there may be lawsuits or regulatory actions resulting from the transaction;

- there may be risks associated with undetected security weaknesses, cyberattacks, or security breaches or incidents at companies that we acquire or with which we may combine or partner;

- there may be local and foreign regulations applicable to the international activities of our business and the businesses we acquire; and

- acquisitions could result in dilutive issuances of equity securities or the incurrence of debt.

We may in the future, also choose to divest our business or product lines. If we decide to sell assets or the business, we may have difficulty obtaining terms acceptable to us in a timely manner, or at all. Additionally, we may experience difficulty separating out portions of, or entire, businesses, incur loss of revenue or experience negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, loss of employees, customers, or suppliers and the risk that the transaction may not close, any of which would have a material adverse effect on the business to be divested and our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

Joint ventures and minority investments inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational, regulatory, and/or compliance risks associated with the joint venture or minority investment. In addition, we may be dependent on joint venture partners, controlling shareholders, management, or other persons or entities who control them and who may have business interests, strategies, or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partners, controlling shareholders, management, or other persons or entities who control them may adversely affect the value of our investment, result in litigation or regulatory action against us, and may otherwise damage our reputation and brand.

Risks Related to this Offering and Ownership of our Common Stock

We have in the past and are currently offering the Company's preferred stock, which may have rights and preferences superior to our Common Stock offered under this offering.

On January 20, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we received and accepted a subscription from an accredited investor for 10,000,000 shares of our Series A-1 Preferred Stock for $0.50 per share although, as disclosed elsewhere, we only received $1,700,000 of such amount with the balance having not yet been collected. On January 26, 2024, we launched the offering of up to 10,000,000 shares of our Series A-2 Preferred Stock for $0.75 per share. The Series A-2 Offering is now closed and we raised a total of $2,415,036 and sold 3,220,045 shares of Series A-2 Preferred Stock. The shares of Series A-1 Preferred Stock and the shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C. Both the Series A-1 and Series A-2 Preferred Stock have rights and preferences superior to our Common Stock offered here. For example, shares of Series A-1 and A-2 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 8% per annum for the Series A-1 and 4% per annum for the Series A-2 Preferred Stock.

In addition, concurrent with this offering, we are launching the offering of up to 15,000,000 shares of our Series A-3 Preferred Stock for $1.04 per share. The Series A-3 Preferred Stock have rights and preferences superior to our Common Stock offered here. For example, shares of Series A-3 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 3% per annum. Accordingly, accredited investors who purchase our Series A-3 Preferred Stock in our concurrent private placement will receive a superior security that bears a 3% per annum dividend and has a liquidation preference notwithstanding the fact that such investors are paying the same price per share as investors in this offering.

Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our Common Stock.

Our Common Stock is currently not quoted on any market. No market may ever develop for our Common Stock, or if developed, may not be sustained in the future. Because there is not currently and may not be in the future a public market for our stock, we may not be able to secure future equity financing which would have a material adverse effect on our company. As a result, investors could find it more difficult to trade, or to obtain accurate quotations of the market value of, the stock as compared to securities that are traded on the NASDAQ trading market or on an exchange. Moreover, an investor may find it difficult to dispose of any shares purchased hereunder.

Investors may have difficulty in reselling their shares due to state Blue Sky laws.

The holders of our shares of Common Stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. We intend to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. We may not be able to secure a listing containing all of this information. Furthermore, the manual exemption is a non-issuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin. Accordingly, our shares should be considered totally illiquid, which inhibits investors' ability to resell their shares.

We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our Common Stock.

The SEC has adopted regulations which generally define so-called "penny stocks" to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. We anticipate that our Common Stock will become a "penny stock", and we will become subject to Rule 15g-9 under the Exchange Act, or the "Penny Stock Rule." This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers. For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

We do not anticipate that our Common Stock will qualify for exemption from the Penny Stock Rule. In any event, even if our Common Stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

Our officers and directors have significant control over stockholder matters, and the minority stockholders will have little or no control over our affairs. Our officers and directors will own approximately the majority of our outstanding Common Stock if all of the shares offered herein are sold. The shares offered for sale are identical to the shares of Common Stock that are currently outstanding. Accordingly, our officers and directors will have control over stockholders matters, such as election of director, amendments to our articles of incorporation, and approval of significant corporate transactions. As a result, our minority stockholders will have little or no control over our affairs.

Affiliates of our company, including officers, directors and existing stockholder of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We may, in the future, issue additional shares of Common Stock, which would reduce investors' percent of ownership and may dilute our share value.

The future issuance of Common Stock may result in substantial dilution in the percentage of our Common Stock held by our then existing shareholders. We may value any Common Stock issued in the future on an arbitrary basis. The issuance of Common Stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our Common Stock.

We have never paid cash dividends on our Common Stock and we may not pay dividends for the foreseeable future.

We have paid no cash dividends on our Common Stock to date and may not pay dividends to holders of our Common Stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

There is no public market for our Common Stock.

There is no established public trading marketing for our Common Stock shares and there can be no assurance that one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our securities should they wish to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time. In the absence of a trading market, an investor may be unable to liquidate its investment, which will result in the loss of your investment.

An investment in our Common Stock is highly speculative.

Our Common Stock shares are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in our Common Stock. Before purchasing any of our Common Stock, you should carefully consider the risk factors contained herein relating to our business and prospects. If any of the risks presented herein actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the value of our Common Stock could decline, and you may lose all or part of your investment.

There could be unidentified risks involved with an investment in our Common Stock
.

The foregoing risk factors are not a complete list or explanation of the risks involved with an investment in the securities. Additional risks will likely be experienced that are not presently foreseen by the Company or disclosed above. Prospective investors must not construe the information provided herein as constituting investment, legal, tax or other professional advice. Before making any decision to invest in our securities, you should consult with your own investment, legal, tax and other professional advisors. An investment in our securities is suitable only for investors who can assume the financial risks of an investment in the Company for an indefinite period of time and who can afford to lose their entire investment. The Company makes no representations or warranties of any kind with respect to the likelihood of the success or the business of the Company, the value of our securities, any financial returns that may be generated or any tax benefits or consequences that may result from an investment in the Company.

THE OFFERING

9. **What is the purpose of the offering?**

The Company intends to use the proceeds from this offering to fund the next phase of the Company's planning and development costs, which entails:

- Converting consulting executive management into a full-time team

- Finalizing contracts for our equipment order and deposits

- Building acquisition, permitting and finalizing engineering plans

- Preparing for zoning and permitting applications

- Preparing marketing channels and launching of new engineered stone brands

- Support and infrastructure for next phase of capital raise that is expected to further fund the planned plant, equipment purchases and working capital over the next 18 to 24 months.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$19,999.20	$3,431,554.88
Less: Offering Expenses		
(A) **Intermediary Commissions (7%)**	$1,399.94	$240,208.84
(B) **Legal Expenses**	$40,000	$40,000
(C) **Accounting Expenses**	$15,000	$0
(D) **Miscellaneous Offering Expenses**	$15,000	$15,000
Net Proceeds	$0	$3,136,346.04
Use of Net Proceeds		
(A) **Working Capital**	$0	$2,486,346.04
(B) **Advertising and Marketing**	$0	$150,000
(C) **Manufacture Facility**	$0	$500,000

Total Use of Net Proceeds	$0	$3,136,346.04

(1) We will accept proceeds in excess of the target-offering amount of $19,999.20. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $3,431,554.88 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding to fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/ EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our Common Stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is January 26, 2025.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 3,299,572 shares of our Common Stock for $3,431,554.88. We are attempting to raise a minimum amount of $19,999.20 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by January 26, 2025, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $3,431,554.88, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.24.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our Common Stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of

Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [_] No**

Holders of our Common Stock are entitled to one vote per share of Common Stock held.

15. **Are there any limitations on any voting or other rights identified above? [_] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of Common Stock of our company may only be modified by the majority vote of the shares of Common Stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, the authorized capital stock of the Company is 800,000,000 shares, consisting of (i) 700,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which 100,751,313 shares are issued and outstanding; and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Stock"), of which (a) 10,000,000 shares are designated as Series A-1 Preferred Stock, of which 10,000,000 shares are issued and outstanding; (b) 10,000,000 shares are designated as Series A-2 Preferred Stock, of which 3,220,045 shares are issued and outstanding; and (c) 15,000,000 shares are designated as Series A-3 Preferred Stock, of which 0 shares are issued and outstanding. The Common Stock has voting rights, with each share entitled to one vote, and the Series A-1, A-2, and A-3 Preferred Stock have no voting rights.

On January 20, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we received and accepted a subscription from an accredited investor for 10,000,000 shares of our Series A-1 Preferred Stock for $0.50 per share. Of that amount, a total of $1,700,000 has been funded by the investor. The remaining balance of $3,300,000 is a subscription receivable that has not been funded yet. The company expects the subscription receivable to be funded on or before July 1, 2024. There can be no assurance that we will ever receive this subscription receivable. We are no longer offering for sale shares of our Series A-1 Preferred Stock. The shares of Series A-1 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C.

On January 26, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we launched the offering ("Series A-2 Offering") of up to 10,000,000 shares of our Series A-2 Preferred Stock for $0.75 per share. We raised a total of $2,415,036 and sold 3,220,045 shares of Series A-2 Preferred Stock. We closed the Series A-2 Offering on May 30, 2024. The shares of Series A-1 Preferred Stock and the shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C. Both the Series A-1 and Series A-2 Preferred Stock have rights and preferences superior to our Common Stock offered here. For example, shares of Series A-1 and A-2 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 8% per annum for the Series A-1 and 4% per annum for the Series A-2 Preferred Stock.

In addition, concurrent with this offering, we are launching the offering of up to 15,000,000 shares of our Series A-3 Preferred Stock for $1.04 per share. The Series A-3 Preferred Stock have rights and preferences superior to our Common Stock offered here. For example, shares of Series A-3 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 3% per annum. Accordingly, accredited investors who purchase our Series A-3 Preferred Stock in our concurrent private placement will receive a superior security that bears a 3% per annum dividend and has a liquidation preference notwithstanding the fact that such investors are paying the same price per share as investors in this offering. The shares of Series A-3 Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series A-3 Preferred Stock hereto attached as Exhibit D.

18.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Common Stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. In addition, both the shares of Series A-1 and Series A-2 Preferred Stock outstanding and the shares of Series A-3 Preferred Stock concurrently being offered in another offering have superior liquidation rights. Thus, if there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation. Further, shares of Series A-1, A-2, and A-3 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 8% per annum for the Series A-1, 4% per annum for the Series A-2 Preferred Stock, and 3% per annum for the Series A-3 Preferred Stock. The shares of Series A-1 Preferred Stock and the shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of OK Stone Engineering, Inc., which established the designations, preferences, limitations and relative rights of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, attached hereto as Exhibit C. The shares of Series A-3 Preferred Stock have the rights and preferences set forth in the Certificate of Designation of Series A-3 Preferred Stock hereto attached as Exhibit D.

19.   **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20.   **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the Common Stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

Not applicable.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Exemption from Registration Used or Public Offering
Series A-1 Preferred Stock	$5,000,000[(1)]	10,000,000 shares of Series A-1 Preferred Stock	General Working Capital	Reg. D Rule 506(c)
Series A-2 Preferred Stock	$2,415,036	3,220,045 shares of Series A-2 Preferred Stock	General Working Capital	Reg. D Rule 506(c)

Reg CF Offering	$1,568,444.25	2,091,259 shares of Common Stock	General Working Capital	Regulation Crowdfunding
Series A-3 Preferred Stock	Currently ongoing	Currently ongoing	General Working Capital	Reg. D Rule 506(c)

(1) We have received and accepted a subscription for $5,000,000 from an accredited investor. Of that amount, a total of $1,700,000 has been funded by the investor. The remaining balance of $3,300,000 is a subscription receivable that has not been funded yet. The company expects the subscription receivable to be funded on or before July 1, 2024. There can be no assurance that we will ever receive this subscription receivable.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

	(1) any director or officer of the issuer;
	(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
	(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
	(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [ ] Yes [X] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

FINANCIAL INFORMATION

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the issuer are attached hereto as Exhibit A.

Operations

We are an early-stage company and plan to acquire or lease a site in Texas to build a facility for manufacturing engineered quartz slabs, predominantly for residential use in countertops, kitchens, and other household surfaces. Our intended long-term partnership with Breton SA of Italy is expected to ensure access to groundbreaking quartz slabs manufacturing technology. Breton is the market leader in engineered stone surfaces, renowned for a patented manufacturing process pivotal to the production of engineered stone globally.

Results of Operations

The sale of engineered quartz surfaces is projected to be the primary revenue stream of the company with revenue expecting to commence in late 2024 or early 2025 with the initiation of manufacturing operations. Revenue accounting will adhere to Accounting Standards Codification Topic 606 (ASC 606), "Revenue from Contracts with Customers." This standard mandates a five-step model to recognize revenue, reflecting the transfer of goods or services to customers congruent with the expected consideration. Revenue recognition will occur upon fulfillment of all performance obligations, typically at the point of product shipment. The Company's title transfer will occur when the product departs from the manufacturing center, with any premature payments classified as customer deposits. All products will be marketed as finished goods, obviating post-sale performance obligations and avoiding revenue reallocation due to customer incentives or discounts.

As of yet, the Company does not have historical revenue figures to report.

In 2023, our operating expenses were approximately $890,657, allocated mainly to capital formation, legal, market validation, technology validation, raw materials sourcing, business consulting, and marketing services.

Liquidity and Capital Resources

The proceeds from this offering are intended for planning and development. The planned allocation of the net proceeds includes deposits for manufacturing equipment among other general corporate endeavors. Presently, the Company holds approximately $1,500,00 in cash reserves, which, supplemented by the offering proceeds, will be directed towards the realization of our business strategy.

Per our financial statements as of 2023, the Company did not have operations in 2021 or 2022, having initiated operations in April of 2023.

The Company acknowledges no assurance of procuring additional capital beyond the Offering proceeds.

Financial Milestones

On January 20, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we received and accepted a subscription from an accredited investor for 10,000,000 shares of our Series A-1 Preferred Stock for $0.50 per share. Of that amount, a total of $1,700,000 has been funded by the investor. The remaining balance of $3,300,000 is a subscription receivable that has not been funded yet. The company expects the subscription receivable to be funded on or before July 1, 2024. There can be no assurance that we will ever receive this subscription receivable. We are no longer offering for sale shares of our Series A-1 Preferred Stock. The shares of Series A-1 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C.

On January 26, 2024, pursuant to Rule 506(c) of Regulation D under the Securities Act, we launched the offering ("Series A-2 Offering") of up to 10,000,000 shares of our Series A-2 Preferred Stock for $0.75 per share. The shares of Series A-2 Preferred Stock have the rights and preferences set forth in the Second Amended and Restated Certificate of Incorporation of our company, which is attached hereto as Exhibit C.

The Series A-2 Preferred Stock has rights and preferences that are senior to the common stock. For example, the Series A-2 Preferred Stock enjoys a right to cumulative dividends at a rate of 4% per annum and a liquidation preference. We raised a total of $2,415,036 and sold 3,220,045 shares of Series A-2 Preferred Stock. We closed the Series A-2 Offering on May 30, 2024.

On January 26, 2024, we filed a Form C with the U.S. Securities and Exchange Commission relating to an offering (the "Previous Crowdfunding Offering") of up to 6,666,666 shares of our Common Stock for $4,999,999.50 at a price of $0.75 per share under Regulation Crowdfunding. We raised $1,568,444.25 and sold 2,091,259 shares of our Common Stock in the Previous Crowdfund Offering, which is now closed.

In addition, concurrent with this offering, we are launching the offering of up to 15,000,000 shares of our Series A-3 Preferred Stock for $1.04 per share. The Series A-3 Preferred Stock have rights and preferences superior to our Common Stock offered here. For example, shares of Series A-3 Preferred Stock enjoy right to cumulative dividends on each such share accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at a rate of 3% per annum. Accordingly, accredited investors who purchase our Series A-3 Preferred Stock in our concurrent private placement will receive a superior security that bears a 3% per annum dividend and has a liquidation preference notwithstanding the fact that such investors are paying the same price per share as investors in this offering.

Capital Expenditures and Other Obligations

Capital expenditures will be subject to the discretion of our board of directors, assessed and enacted as deemed necessary.

Material Changes and Other Information

None.

Trends and Uncertainties

Prospective investors are advised to consider the feasibility of the Company fulfilling its operational milestones within the estimated time frames. An evaluation of the repercussions of any potential delays and the possibility of requiring supplementary financing is also recommended.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as <u>Exhibit A</u> to this offering statement are the financial statements since the Company's inception on April 20, 2023.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

  (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

(ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

(ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2025 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at https://okstoneinc.com/. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Oren Klaff
_____
(Signature)

Oren Klaff
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Oren Klaff
_____
(Signature)

Oren Klaff
_____
(Name)

Chief Executive Officer
_____
(Title)

May 30, 2024
_____
(Date)

I, Oren Klaff, being the Chief Executive Officer of OK Stone Engineering, Inc., a Delaware corporation (the "Company"), hereby certifies as of this date that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet since the inception of the Company and the related statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/ Oren Klaff
(Signature)

Oren Klaff
(Name)

Chief Executive Officer
(Title)

May 30, 2024
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Subscription Agreement
Exhibit C	Second Amended and Restated Certificate of Incorporation
Exhibit D	Certificate of Designation of Series A-3 Preferred Stock

EXHIBIT A

Financial Statements



OK STONE ENGINEERING, INC.

Financial Statements And
Independent Auditor's Report

As of Inception (April 20, 2023)

OK STONE ENGINEERING, INC.

TABLE OF CONTENTS



13924 Seal Beach Blvd., Suite C
Seal Beach, CA 90740
Ph: (562) 594-9729
Fax (562) 596-5325
www.lenning.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of OK Stone Engineering, Inc.

Opinion

We have audited the accompanying financial statements of OK Stone Engineering, Inc., which comprise the balance sheet as of the inception date of April 20, 2023, and the related statement of income, changes in stockholders' equity and statements of cash flows for the period from the inception date of April 20, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OK Stone Engineering, Inc. as the inception date of April 20, 2023, and the results of its operations and its cash flows for the period from the inception date of April 20, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of OK Stone Engineering, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about OK Stone Engineering, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is
higher therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material than one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user of the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

1

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of OK Stone Engineering, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about OK Stone Engineering, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Seal Beach, CA
January 9, 2024

2

OK STONE ENGINEERING, INC.
BALANCE SHEET
AS OF INCEPTION (APRIL 20, 2023)

ASSETS

	4/20/2023
CURRENT ASSETS	
Cash and cash equivalents	-
Investments	-
Accounts receivable - net of allowance	-
TOTAL CURRENT ASSETS	-
TOTAL ASSETS	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	-
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	$ -
STOCKHOLDERS' EQUITY	
Common stock, $0.01 par value per share, authorized 1,000 shares; no shares issued and outstanding as of April 20, 2023	-
Additional paid-in capital	-
Retained earnings	-
TOTAL STOCKHOLDERS' EQUITY	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

See accompanying notes to the financial statements. *3*

OK STONE ENGINEERING, INC.
STATEMENT OF INCOME
FOR THE PERIOD FROM INCEPTION (APRIL 20, 2023)

	4/20/2023
Revenues	
Quartz slab revenue	-
TOTAL REVENUES	-
Cost of Goods Sold	-
GROSS PROFIT	-
Selling, General and Administrative Expenses	-
Other Income	-
EARNINGS BEFORE DEPRECIATION, INTEREST, AMORTIZATION AND INCOME TAXES	-
Depreciation	-
Income taxes	-
NET INCOME	-

See accompanying notes to the financial statements.   *4*

OK STONE ENGINEERING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM INCEPTION (APRIL 20, 2023)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Beginning Balance at April 20, 2023	$ -	-	-	$ -
Capital contributions	-	-	-	-
Net income (loss)	-	-	-	-
Ending Balance at April 20, 2023	$ -	$ -	$ -	$ -

OK STONE ENGINEERING, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (APRIL 20, 2023)

	4/20/2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	-
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	-
(Increase) Decrease in:	
Accounts receivable	-
Accounts payable	-
Total Adjustments	-
Net cash provided (used) by operating activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Property and equipment purchases	-
Net cash provided (used) by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	-
Net cash provided (used) by financing activities	-
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	-
CASH & CASH EQUIVALENTS, beginning of year	-
CASH & CASH EQUIVALENTS, end of year	**$ -**
Cash paid for income taxes	**$ -**
Cash paid for interest	**$ -**

See accompanying notes to the financial statements.

OK STONE ENGINEERING, INC.

**NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
APRIL 20, 2023**

NOTE 1.   GENERAL

OK Stone Engineering, Inc. ("the Company") was incorporated under the laws of the state of Delaware on April 20, 2023. The Company plans to manufacture engineered quartz slabs, predominantly for residential use in countertops, kitchens and other household surfaces. The Company's headquarters is located in Carlsbad, California.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as promulgated in the United States of America. The basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates
Management is required to make estimates and assumptions that impact the reporting of assets, liabilities, contingent assets and liabilities, revenues and expenses when preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions are subject to uncertainty and actual results may differ from those reported.

Fair Value of Financial Instruments
Pursuant to Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data. .

Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Related Parties
Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company had no related party transactions for the period from the inception date of April 20, 2023.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk
Certain financial instruments potentially subject the Company to concentrations of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Cash held in operating accounts may exceed the Federal Deposit Insurance Corporation ("FDIC"), insurance limits. Accounts at each institution are insured by the FDIC up to $250,000. The Company has maintained no cash balances in commercial bank accounts as of the inception date of April 20, 2023.

Cash and Cash Equivalents
The Company classifies its short-term investments purchased with an original maturity of three months or less as cash and cash equivalents. The Company had no cash and cash equivalents as of the inception date of April 20, 2023.

Accounts Receivable
Accounts receivable are reported at the amount the Company expects to collect on open balances. An allowance for doubtful accounts is established when the Company believes amounts may not be collectible. The Company had no accounts receivable balances as of the inception date of April 20, 2023.

Revenues
The Company's primary revenue stream is the sale of engineered quartz services and is expected to commence in late 2024 or early 2025. The Company had no revenues for the period from the inception date of April 20, 2023.

The Company has elected to record its revenues In accordance with Accounting Standards Codification ("ASC") Topic 606 "Revenues from Contracts with Customers" ("ASC 606"). This standard utilizes a five step model to recognize revenues when goods or services are transferred to the customer in exchange for the consideration the Company expects to be entitled to receive. Revenue will be typically recognized at the point of product shipment to the customer when the Company's title transfers upon the product's departure from the manufacturing facility. Any premature payments received from customers will be recognized as a deferred liability.

Income Taxes
The Company is taxed as a C corporation and is subject to federal and state income taxes. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on those jurisdictions' rules, generally after the income tax returns are filed. The Company was not required to file federal and state income tax returns for the period from the inception date of April 20, 2023.

NOTE 3.   COMMITMENTS AND CONTINGENCIES

Management and legal counsel assess potential loss contingencies related to legal proceedings or unasserted claims. If a material loss is probable and the amount can be estimated, it is accrued for in the financial statements. If the loss is not probable or reasonably possible, or is probable but cannot be estimated, it is disclosed in the financial statements.

As of the inception date of April 20, 2023, there were no material loss contingencies that required accrual or disclosure, including legal claims or pending legal proceedings.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
APRIL 20, 2023

NOTE 4.   SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. Management has evaluated subsequent events through January 9, 2024, which is the date the financial statements were issued noting the following;

The Company increased the amount of their authorized shares and issued approximately 3,800,000 authorized shares of its common stock at a price of $0.50 per share for $1,900,000 cash after the inception date of April 20, 2023.

No other subsequent events occurred that required disclosure as of the inception date of April 20, 2023.

EXHIBIT B

Subscription Agreement

OK STONE ENGINEERING, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
OK STONE ENGINEERING, INC.
2443 Impala Drive
Carlsbad CA 92024

Ladies and Gentlemen:

1. Background. The undersigned understands that OK Stone Engineering, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated May 30, 2024, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 3,299,572 shares of its common stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $1.04 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $19,999.20 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $3,431,554.88 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission equal to 7% of the aggregate amount raised in the Offering and will also issue to the Portal Shares a number of Shares that is equal to 7% of the total number of Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2. Subscription. Subject to the terms of this Subscription Agreement (this "**Agreement**") and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price, and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for Shares in the Offering after the

Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to the satisfaction of the conditions set forth in Section 3(b) below, the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned, and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received and shall intend to accept at the Closing, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount, and the Purchase Price for such Shares shall have been deposited, in cleared funds, into the escrow account established with the Portal and the escrow agent; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price for the Shares; and the undersigned has adequate means of providing for the undersigned's current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has the undersigned been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c) Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that the undersigned is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. The undersigned is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as the undersigned deems necessary to enable the undersigned to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's purchase of Shares and receive a full refund of the Purchase Price.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made the undersigned own independent decision, alone or in consultation with the undersigned investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made the undersigned's own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of the undersigned's own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and the undersigned authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that the undersigned has satisfied itself as to the full observance of the laws of the undersigned's jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within the undersigned's jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may

have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with the undersigned's own advisors regarding legal matters and tax consequences involving this investment.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For

consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its Common Stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

11.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

12.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company may from time to time designate in writing.

14.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance by the Company of the subscription for Shares, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) if the undersigned is an individual, the death or disability of the undersigned.

25. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY:

OK STONE ENGINEERING, INC.

By: _____

Name: <u>Oren Klaff</u>_____

Title: <u>Chief Executive Officer</u>_____

SUBSCRIBER (if an individual):

By: _____

Name: _____

PURCHASER (if an entity):

By: _____

Name: _____

Title: _____

Please indicate below whether or not the Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act by checking the appropriate box below:

[   ] Yes, the Subscriber is an Accredited Investor

[   ] No, the Subscriber is not an Accredited Investor

EXHIBIT C

Second Amended and Restated Certificate of Incorporation

OK STONE ENGINEERING, INC.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

OK Stone Engineering, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows.

1. The name of this Corporation is OK Stone Engineering, Inc., and this Corporation was originally incorporated pursuant to the General Corporation Law on April 20, 2023.

2. This Second Amended and Restated Certificate of Incorporation ("**Restated Certificate**") amends and restates in its entirety the Certificate of Incorporation of the Corporation and the Board of Directors of this Corporation duly adopted resolutions proposing to amend and restate in its entirety the Certificate of Incorporation of this Corporation declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

> RESOLVED, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate, which restates and integrates and amends the provisions of this Corporation's Certificate of Incorporation, as amended, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature page follows]

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:58 AM 12/22/2023
FILED 11:58 AM 12/22/2023
SR 20234314759 - File Number 7417271

IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this Corporation on this 18th day of December 2023.

DocuSigned by:
By: Oren Klaff
84E127CDD5FE470...
Name: Oren Klaff
Title: President

Exhibit A

OK STONE ENGINEERING, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of this corporation is OK Stone Engineering, Inc. (the "**Corporation**").

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 108 W. 13th Street, Suite 100, Wilmington, DE 19801, New Castle County. The name of its registered agent at such address is Vcorp Agent Services, Inc.

ARTICLE III: PURPOSE

The nature of the business to be conducted or promoted and the purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law of the State of Delaware (the "**General Corporation Law**").

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) Seven Hundred Million (700,000,000) shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), and (b) One Hundred Million (100,000,000) shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the General Corporation Law, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Corporation prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

At the Effective Time, the Corporation shall effect a forward split ("**Forward Split**") of its outstanding Common Stock, which prior to the Effective Time is only of one class, such that each share of Common Stock held by each holder of Common Stock immediately prior to the Effective Time shall, automatically and without any action on the part of such holder, become 5.47 shares of Common Stock. Therefore, the Forward Split shall cause the 18,286,573 shares of Common

Stock outstanding immediately prior to the Effective Time to become 100,027,554 shares of Common Stock from and after the Effective Time.

As of the effective date of this Restated Certificate, Ten Million (10,000,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**" and Ten Million (10,000,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**." The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Restated Certificate or pursuant to the General Corporation Law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series A-1 Preferred Stock and Series A-2 Preferred Stock (together, the "**Designated Preferred Stock**"). Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Designated Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) one times the Original Issue Price (as defined below) for such share of Designated Preferred Stock, plus any dividends declared but

- 2 -

unpaid thereon, or (b) such amount per share as would have been payable had all shares of Designated Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Designated Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Designated Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Designated Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $0.50 per share for each share of Series A-1 Preferred Stock and $0.75 per share for the Series A-2 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Designated Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Designated Preferred Stock, voting as a single class on an as-converted basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon the conversion of any other securities convertible into Common Stock of the Corporation outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the

- 3 -

same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **No Voting Rights**.

2.1   General. Holders of Designated Preferred Stock shall not have the right to vote their shares of Designated Preferred Stock on any matter presented to the stockholders of the Corporation for a vote unless otherwise required by the General Corporation Law.

3.   Conversion. The holders of the Designated Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Designated Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Designated Preferred Stock by the Conversion Price (as defined below) for the Designated Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for the Designated Preferred Stock shall initially mean the applicable Original Issue Price for the Designated Preferred Stock. Such initial Conversion Price, and the rate at which shares of Designated Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Designated Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Designated Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation may, at its option, (a) pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board or (b) as to any fraction of a share which the holder would otherwise be entitled upon such conversion, round up to the next whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Designated Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Designated Preferred Stock to voluntarily convert shares into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Designated Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Corporation (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Designated Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Designated Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Designated Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Designated Preferred Stock converted.

3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Designated Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Designated Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Designated Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Designated Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of the Designated Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Designated Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Designated Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Designated Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment.   Upon any conversion of shares of Designated Preferred Stock, no adjustment to the Conversion Price of the Designated Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on the Designated Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of Series A-1 Preferred Stock or Series A-2 Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series) effect a subdivision of the outstanding Common Stock, the Conversion Price for the Designated Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for the Designated Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for the Designated Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Designated Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Designated Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of Designated Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of the Designated Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Designated Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of Designated Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the

- 7 -

number of shares of Common Stock into which such shares of Designated Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not the Designated Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of Designated Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Designated Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of Designated Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Designated Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Designated Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Designated Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Designated Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Designated Preferred Stock.

3.10   Mandatory Conversion. Upon (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended), (b) the date that the Company or a successor to the Company (including, without limitation, by way of acquisition of all or substantially all of the Corporation's assets, merger, or any other business combination) becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended ("**Exchange Act**") and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act or is required to file reports under Regulation A of the Securities Act of 1933, as amended, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Designated Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. All holders of record of shares of Designated Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares pursuant to Section 3.10. Unless otherwise provided in this Certificate of Incorporation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Designated Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Designated Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Designated Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Designated Preferred Stock converted. Such converted Designated Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may b

4.   **Dividends.**   The dividend rate for the Series A-1 Preferred Stock shall be at 8% per annum, and the dividend rate for the Series A-2 shall be at 4% per annum. From and after the Original Issue Date of the Designated Preferred Stock, cumulative dividends ("**Dividends**") on each such that the Designated Preferred Stock shall accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at the applicable dividend rate. All Dividends that the Corporation does not elect to declare and pay in cash shall compound quarterly on the last day of such quarterly period ("**Compounded Dividends**"). All accrued dividends on any Designated Preferred Stock shall, unless (a) declared and paid in cash; or (b) converted into Common Stock, compound quarterly on the last day of March, June, September

and December of each calendar year. Dividends on the Designated Preferred Stock shall accrue on the basis of a 360-day year, consisting of twelve (12), thirty (30) calendar day periods, and shall accrue monthly in arrears, commencing on the last day of the month during which the Original Issue Date occurs, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

5.   Redeemed or Otherwise Acquired Shares. Any shares of Designated Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Designated Preferred Stock following redemption.

6.   Waiver. Any of the rights, powers, privileges and other terms of the Designated Preferred Stock set forth herein may be waived on behalf of all holders of Designated Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Designated Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Designated Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Designated Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Designated Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8.   Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Designated Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the

Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI: BYLAW PROVISIONS

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII: DIRECTOR LIABILITY

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer of the Corporation (i) for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the payment of dividends in violation of the General Corporation Law. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any right or protection of a director or officer of the Corporation for acts or omissions of such director prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII: CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity.   An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Common Stock or Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (each, a **"Covered Person"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX: COMPROMISE OF CREDITORS AND/OR STOCKHOLDERS

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE X: BUSINESS COMBINATIONS

The Corporation elects not to be governed by the terms and provisions of Section 203 of the General Corporation Law, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Restated Certificate, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article X shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

*   *   *   *   *

- 12 -

EXHIBIT D

Certificate of Designation of Series A-3 Preferred Stock

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:29 PM 05/22/2024
FILED 01:29 PM 05/22/2024
SR 20242354285 - File Number 7417271

CERTIFICATE OF DESIGNATION
OF
SERIES A-3 PREFERRED STOCK
OF
OK STONE ENGINEERING, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, OK Stone Engineering, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Second Amended and Restated Certificate of Incorporation of the Corporation, dated December 22, 2023 (as such may be amended, modified or restated from time to time, the "**Certificate of Incorporation**") authorizes the issuance of up to 100,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation ("**Preferred Stock**") in one or more series, and expressly authorizes the Board of Directors of the Corporation (the "**Board**"), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions, and limitations of the shares of such series;

WHEREAS the Second Amended and Restated Certificate of Incorporation of the Corporation, dated December 22, 2023, designated Ten Million (10,000,000) shares of the authorized Preferred Stock as "**Series A-1 Preferred Stock**" and Ten Million (10,000,000) shares of the authorized Preferred Stock as "**Series A-2 Preferred Stock**"; and

WHEREAS it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issue of a series of Preferred Stock and does hereby in this Certificate of Designation (the "**Certificate of Designation**") designate Fifteen Million (15,000,000) shares of the authorized Preferred Stock as "**Series A-3 Preferred Stock**." The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Series A-3 Preferred Stock. "**Designated Preferred Stock**" shall mean the Corporation's authorized shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock, and Series A-3 Preferred Stock.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A-3 Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) one times the Original Issue Price (as defined below) for such share of Series A-3 Preferred Stock, plus any dividends declared but

- 1 -

unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series A-3 Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Designated Preferred Stock the full amount to which they are entitled, the holders of shares of Designated Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Designated Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean $1.04 per share for each share of Series A-3 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Designated Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Designated Preferred Stock, voting as a single class on an as-converted basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon the conversion of any other securities convertible into Common Stock of the Corporation outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **No Voting Rights**.

2.1   General. Holders of Series A-3 Preferred Stock shall not have the right to vote their shares of Series A-3 Preferred Stock on any matter presented to the stockholders of the Corporation for a vote unless otherwise required by the General Corporation Law.

3.   Conversion. The holders of the Series A-3 Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Series A-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Series A-3 Preferred Stock by the Conversion Price (as defined below) for the Series A-3 Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for the Series A-3 Preferred Stock shall initially mean the applicable Original Issue Price for the Series A-3 Preferred Stock. Such initial Conversion Price, and the rate at which shares of Series A-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series A-3 Preferred Stock.

3.2 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Series A-3 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation may, at its option, (a) pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board or (b) as to any fraction of a share which the holder would otherwise be entitled upon such conversion, round up to the next whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A-3 Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 <u>Mechanics of Conversion</u>.

3.3.1 <u>Notice of Conversion</u>. In order for a holder of Series A-3 Preferred Stock to voluntarily convert shares into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A-3 Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Corporation (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A-3 Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Series A-3 Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A-3 Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Series A-3 Preferred Stock converted.

- 4 -

3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Series A-3 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A-3 Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A-3 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A-3 Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of the Series A-3 Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Series A-3 Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Series A-3 Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A-3 Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Series A-3 Preferred Stock, no adjustment to the Conversion Price of the Series A-3 Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on the Series A-3 Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of Series A-3 Preferred Stock is issued by the Corporation (such date referred to herein as the "**Original Issue Date**" for such series) effect a subdivision of the outstanding Common Stock, the Conversion Price for the Series A-3 Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for the Series A-3 Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for the Series A-3 Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series A-3 Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series A-3 Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of Series A-3 Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of the Series A-3 Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of the Series A-3 Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of Series A-3 Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the

- 6 -

number of shares of Common Stock into which such shares of Series A-3 Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not the Series A-3 Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of Series A-3 Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A-3 Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of Series A-3 Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of the Series A-3 Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A-3 Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A-3 Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A-3 Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A-3 Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series A-3 Preferred Stock.

3.10   Mandatory Conversion. Upon (a) the closing of the sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended), (b) the date that the Company or a successor to the Company (including, without limitation, by way of acquisition of all or substantially all of the Corporation's assets, merger, or any other business combination) becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended ("**Exchange Act**") and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act or is required to file reports under Regulation A of the Securities Act of 1933, as amended, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series A-3 Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

        3.11   Procedural Requirements. All holders of record of shares of Series A-3 Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares pursuant to Section 3.10. Unless otherwise provided in this Certificate of Designation, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A-3 Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series A-3 Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series A-3 Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A-3 Preferred Stock converted. Such converted Series A-3 Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take any appropriate action (without the need for stockholder action) to effectuate the mandatory conversion.

        4.   **Dividends.**   The dividend rate for the Series A-3 Preferred Stock shall be at 3% per annum. From and after the Original Issue Date of the Series A-3 Preferred Stock, cumulative dividends ("**Dividends**") on each such that the Series A-3 Preferred Stock shall accrue whether or not there are funds legally available for the payment of dividends, on a monthly basis in arrears at the applicable dividend rate. All Dividends that the Corporation does not elect to declare and pay in cash shall compound quarterly on the last day of such quarterly period ("**Compounded Dividends**"). All accrued dividends on any Series A-3 Preferred Stock shall, unless (a) declared and paid in cash; or (b) converted into Common Stock, compound quarterly on the last day of March, June, September and December of each calendar year. Dividends on the Series A-3

Preferred Stock shall accrue on the basis of a 360-day year, consisting of twelve (12), thirty (30) calendar day periods, and shall accrue monthly in arrears, commencing on the last day of the month during which the Original Issue Date occurs, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Series A-3 Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A-3 Preferred Stock following redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Series A-3 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-3 Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A-3 Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A-3 Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A-3 Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A-3 Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein, any notice required or permitted to be given to a holder of shares of Series A-3 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic

communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

9.   **Preemptive Rights.** No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

IN WITNESS WHEREOF, this Certificate of Designation, which shall be made effective pursuant to the Certificate of Incorporation, is executed by the undersigned this 22nd day of May, 2024.


OK Stone Engineering, Inc.

DocuSigned by:

By: _Oren Klaff_
      84E127CDD5FE470...

Name: Oren Klaff

Title: President
